ANNABOTO

Hi Friend,

Wow! We had an incredible response to our invitation last week to invest in Annaboto, and received lots of reservations on Wefunder! We thank you so very much!

The Wefunder campaign will go public next Monday (August 1st), then anyone can invest and the "private period" will end. So you still have time to make a reservation before the campaign goes live. And you are welcome to share this with your friends and family, so they can also be a part of our mission to make cannabis safe, affordable, and pesticide-free.

Don't hestitate to contact me if you have any questions.

Carl Palme
Chief Nerd

Our Community Round of Fundraising

Wefunder lets you invest in the startups you love - for as little as $100. You can think of them like "Kickstarter for investing". But unlike Kickstarter, you're not buying a product or donating to an artist, you're actually becoming a shareholder in the company. The current "private" period is for our community to make reservations for investing before it goes lives. For now you'll be making a reservation, not actually investing. The campaign will be public on August 1, but we want you to be the first to invest and take advantage of our early bird terms (see our WeFunder page for details) and be sure to check out our pitch video.

INVEST TODAY



Annaboto in the News


Boundless Robotics is making marijuana growing easy

Check out this cool article in The Boston Globe recently, highlighting how easy it is to grow with Annaboto!

An exciting time for the cannabis industry

Besides the 19 states (and DC) that have legalized the adult use of marijuana for recreational purposes, and the many more that are working toward that goal, there is a great deal of activity with Federal legislation. Learn more here.

Important disclosures:

- *No money or other consideration is being solicited. If sent, it will not be accepted.*
- *No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.*
- *Any indication of interest involves no obligation or commitment of any kind.*

Boundless Robotics, 280 Summer Street, Boston, MA, United States
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